Exhibit 99.1

Scorpio Bulkers Inc. Announces $150 Million Equity Private Placement

MONACO -- (Marketwired) – November 17, 2014 -- Scorpio Bulkers Inc. (NYSE: SALT) (the “Company”) previously announced today that it has entered into a Securities Purchase Agreement with certain institutional investors for the private placement of its shares of common stock, par value $0.01 per share (the “Common Shares”).  An aggregate of 40,000,000 Common Shares will be sold at a price of $3.75 per share, resulting in gross proceeds to the Company of $150 million. The Company intends to use the net proceeds of this offering to fund installment payments due under its newbuilding program, and the remaining amount, if any, for general corporate purposes and working capital. The Company expects to issue the Common Shares on or about November 20, 2014.  RS Platou Markets, Inc. and RS Platou Markets AS acted as Placement Agents for the private placement.

The Common Shares are being sold pursuant to an exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”). In connection with this transaction, the Company has also entered into a Registration Rights Agreement with the purchasers in this offering, pursuant to which it has agreed to file a registration statement under the Securities Act covering the Common Shares on January 2, 2015, or such later date as agreed to by the parties.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.  The Common Shares have not been registered under the Securities Act and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact:

Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)
www.scorpiobulkers.com